UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 6)
Under the Securities Exchange Act of 1934
Dynegy Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
26817G300

(CUSIP Number)
David A. Kurzweil
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
(212) 906-1200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 24, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26817G300

1	NAME OF REPORTING PERSON: LS Power Development, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,318,834

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		8,318,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,318,834

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.9%*

14	TYPE OF REPORTING PERSON

	OO
*As reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010, adjusted for the Issuer’s 1-for-5 reverse stock split effected on May 25, 2010.

CUSIP No.	26817G300

1	NAME OF REPORTING PERSON: LS Power Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,121,921

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		7,121,921

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,121,921

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.9%*

14	TYPE OF REPORTING PERSON

	PN
*As reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010, adjusted for the Issuer’s 1-for-5 reverse stock split effected on May 25, 2010.

CUSIP No.	26817G300

1	NAME OF REPORTING PERSON: LS Power Associates, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,196,913

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		1,196,913

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,196,913

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.0%*

14	TYPE OF REPORTING PERSON

	PN
*As reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010, adjusted for the Issuer’s 1-for-5 reverse stock split effected on May 25, 2010.

CUSIP No.	26817G300

1	NAME OF REPORTING PERSON: LS Power Equity Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,282,075

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		4,282,075

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,282,075

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.6%*

14	TYPE OF REPORTING PERSON

	PN
*As reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010, adjusted for the Issuer’s 1-for-5 reverse stock split effected on May 25, 2010.

CUSIP No.	26817G300

1	NAME OF REPORTING PERSON: LS Power Equity Partners PIE I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,599,276

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		2,599,276

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,599,276

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.2%*

14	TYPE OF REPORTING PERSON

	PN
*As reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010, adjusted for the Issuer’s 1-for-5 reverse stock split effected on May 25, 2010.

CUSIP No.	26817G300

1	NAME OF REPORTING PERSON: LSP Gen Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		103,115

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		103,115

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	103,115

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%*

14	TYPE OF REPORTING PERSON

	PN
*As reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010, adjusted for the Issuer’s 1-for-5 reverse stock split effected on May 25, 2010.

CUSIP No.	26817G300

1	NAME OF REPORTING PERSON: Mikhail Segal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,318,834

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

		8,318,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,318,834

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.9%*

14	TYPE OF REPORTING PERSON

	IN
*As reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010, adjusted for the Issuer’s 1-for-5 reverse stock split effected on May 25, 2010.

This Amendment No. 6 amends the statement on Schedule 13D filed on December 10, 2009 and amended on March 22, 2010, April 2, 2010, April 20, 2010, April 30, 2010 and May 17, 2010 (the “Schedule 13D”), by and on behalf of the Reporting Persons relating to the Common Stock of Dynegy Inc. Capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D. This Amendment No. 6 reports beneficial ownership of the Issuer’s Common Stock as of May 26, 2010.
On May 25, 2010, the Issuer effected a reverse 1-for-5 stock split of its Common Stock (the “Reverse Stock Split”). The share numbers reported in this Amendment No. 6 reflect the Reverse Stock Split, except as specifically stated otherwise in Annex A.
Item 1. Security and Issuer.
The information set forth in Item 1 is hereby amended and supplemented with the following:
     On or about May 25, 2010, the Issuer changed the name of its Class A Common Stock to Common Stock.
Item 5. Interest in Securities of the Issuer.
The information set forth in Item 5 is hereby amended and supplemented with the following:
     (a) and (b) The information contained on the cover pages to this Schedule 13D and Item 3 is incorporated herein by reference.
     As of May 26, 2010, the Reporting Persons held a total of 8,318,834 shares of the Issuer’s Common Stock. Of these shares, LSP Partners directly holds 137,455 shares, LSP Associates directly holds 1,196,913 shares, LSPEP directly holds 4,282,075 shares, PIE I directly holds 2,599,276 shares, and Gen Investors directly holds 103,115 shares. As a result of its relationship with LSPEP, PIE I and Gen Investors, LSP Partners may be deemed the beneficial owner of 7,121,921 shares of Common Stock, representing approximately 5.9% of the outstanding shares of Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010, adjusted for the Reverse Stock Split. As a result of its relationship with LSP Partners and LSP Associates, LSP Development may be deemed the beneficial owner of 8,318,834 shares of Common Stock, representing approximately 6.9% of the outstanding shares of Common Stock as calculated in the previous sentence. As a result of his position, Mikhail Segal may be deemed to control LSP Development and to have shared beneficial ownership of 8,318,834 shares of Common Stock, representing approximately 6.9% of the outstanding shares of Common Stock as calculated above.
     (c) Please see Annex A for a list of transactions in the Issuer’s Common Stock from May 17, 2010 to May 26, 2010. All of the transactions reported on Annex A were executed through brokers and settled through facilities of The Depository Trust & Clearing Corporation (DTCC).
     (d) Not applicable.
     (e) Not applicable.

Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement, dated as of December 10, 2009, by and among the Reporting Persons. (incorporated by reference to Exhibit 1 to the Reporting Persons Schedule 13D filed on December 10, 2009).
2.	Purchase and Sale Agreement, dated as of August 9, 2009, among LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., LSP Gen Investors, L.P., Port River, LLC, Valley Road, LLC, Dos Rios, LLC, Dynegy Inc., Dynegy Gen Finance Co, LLC, Southwest Power Partners, LLC, Riverside Generation, Inc., Dynegy Renaissance Power, Inc., Bluegrass Generation, Inc., Dynegy Midwest Generation, Inc., RRP Company, Dynegy Power Services, Inc., and Dynegy Falcon Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).
3.	Amendment No. 1 to the Purchase and Sale Agreement, dated as of November 25, 2009, by and among LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., LSP Gen Investors, L.P., Port River, LLC, Valley Road, LLC, Dos Rios, LLC, Dynegy Inc., Dynegy Gen Finance Co, LLC, Southwest Power Partners, LLC, Riverside Generation, Inc., Dynegy Renaissance Power, Inc., Bluegrass Generation, Inc., Dynegy Midwest Generation, Inc., RRP Company, Dynegy Power Services, Inc., and Dynegy Falcon Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 1, 2009).
4.	Shareholder Agreement, dated as of August 9, 2009, among Dynegy Inc. and LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).
5.	Amendment No. 1 to the Registration Rights Agreement dated September 14, 2006 by and between Dynegy Inc. and LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).
6.	Registration Rights Agreement, dated as of September 14, 2006, among Dynegy Acquisition, Inc., LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P. and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 27, 2010

LS POWER DEVELOPMENT LLC
By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LS POWER PARTNERS, L.P.
By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LS POWER ASSOCIATES, L.P.
By:	LS Power Development, LLC, its
General Partner

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LS POWER EQUITY PARTNERS, L.P.
By:	LS Power Partners, L.P., its General
Partner

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LS POWER EQUITY PARTNERS PIE, L.P.
By:	LS Power Partners, L.P., its General
Partner

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LSP GEN INVESTORS, L.P.
By:	LS Power Partners, L.P., its General
Partner

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

MIKHAIL SEGAL
/s/ Mikhail Segal

ANNEX A
Transactions in Dynegy Inc. Class A Common Stock
May 17, 2010 to May 26, 2010

Date of Transaction	Nature of Transaction	Number of Shares	Avg. Price per Share
LS Power Associates, L.P.

May 17, 2010*	SELL	109,280	$1.2832
May 18, 2010*	SELL	88,122	$1.2890
May 19, 2010*	SELL	82,357	$1.2211
May 20, 2010*	SELL	92,540	$1.1608
May 21, 2010*	SELL	146,941	$1.1242
May 24, 2010*	SELL	360,416	$1.0580
May 25, 2010	SELL	150,347	$4.7833
May 26, 2010	SELL	83,068	$5.0777

LS Power Equity Partners, L.P.

May 17, 2010*	SELL	391,808	$1.2832
May 18, 2010*	SELL	315,948	$1.2890
May 19, 2010*	SELL	295,282	$1.2211
May 20, 2010*	SELL	331,791	$1.1608
May 21, 2010*	SELL	526,839	$1.1242
May 24, 2010*	SELL	1,338,688	$1.0580
May 25, 2010	SELL	539,050	$4.7833
May 26, 2010	SELL	297,827	$5.0777

LS Power Equity Partners PIE I, L.P.

May 17, 2010*	SELL	237,582	$1.2832
May 18, 2010*	SELL	191,583	$1.2890
May 19, 2010*	SELL	179,051	$1.2211
May 20, 2010*	SELL	201,190	$1.1608
May 21, 2010*	SELL	319,461	$1.1242
May 24, 2010*	SELL	798,064	$1.0580
May 25, 2010	SELL	326,865	$4.7833
May 26, 2010	SELL	180,595	$5.0777

LS Power Partners, L.P.

May 17, 2010*	SELL	12,724	$1.2832
May 18, 2010*	SELL	10,260	$1.2890
May 19, 2010*	SELL	9,589	$1.2211
May 20, 2010*	SELL	10,775	$1.1608
May 21, 2010*	SELL	17,109	$1.1242
May 24, 2010*	SELL	51,488	$1.0580
May 25, 2010	SELL	17,505	$4.7833
May 26, 2010	SELL	9,672	$5.0777

Date of Transaction	Nature of Transaction	Number of Shares	Avg. Price per Share
LSP Gen Investors, L.P.

May 17, 2010*	SELL	9,323	$1.2832
May 18, 2010*	SELL	7,518	$1.2890
May 19, 2010*	SELL	7,026	$1.2211
May 20, 2010*	SELL	7,895	$1.1608
May 21, 2010*	SELL	12,536	$1.1242
May 24, 2010*	SELL	25,744	$1.0580
May 25, 2010	SELL	12,827	$4.7833
May 26, 2010	SELL	7,087	$5.0777

*	This transaction was executed prior to the Reverse Stock Split. The Number of Shares and Average Price per Share reported for this transaction have not been adjusted for the Reverse Stock Split.